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13014927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2013
Washington DC
400

SEC FILE NUMBER
8-69104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DRW Execution Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. Madison Street, Suite 2500
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B. Lange — **(312) 542-1011**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B. Lange, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW Execution Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Nancy J. Simenson
Notary Public
Feb. 26, 2013

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRW Execution Services, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC Information Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Manager
DRW Execution Services, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of DRW Execution Services, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

McGladrey LLP

Chicago, Illinois
February 28, 2013

DRW Execution Services, LLC

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	50,799
Receivable from clearing broker, net		249,852
Receivable from affiliated company		85
Other assets		1,735
Total assets	$	302,471
Liabilities and Members' Equity		
Liabilities		
Payables to affiliated companies	$	223,687
Members' Equity		78,784
Total liabilities and members' equity	$	302,471

See Notes to Statement of Financial Condition.

DRW Execution Services, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Execution Services, LLC (the Company) is a Delaware limited liability company and a majority owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), an Institutional Broker Participant on the Chicago Stock Exchange (CHX) and member of the BATS Exchange, Inc. The firm acts solely as an institutional broker.

The Company was organized on July 28, 2010 under the name "Hualin Holdings, LLC," which was changed to "DRW Execution Services, LLC" on March 29, 2012 and became effective as a registered broker-dealer and commenced operations on May 1, 2012.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions and related revenues and expenses are recorded at fair value on the trade-date basis as if they had settled. Commissions and related trading expenses are recorded on a trade-date basis as securities transactions occur.

Receivable from clearing broker: Receivables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members' account for the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the period from May 1, 2012 (commencement of operations) to December 31, 2012, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from Clearing Broker

Receivable from clearing broker at December 31, 2012 represents cash on deposit.

Note 3. Related Party Transactions

The Company pays all direct expenses associated with its trading activities. The Company has entered into an agreement with DRWH whereby all other operating expenses are paid by DRWH and charged to the Company based on a series of usage factors. At December 31, 2012, payables to affiliated companies on the statement of financial condition of $223,687 are related to this agreement.

Note 4. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $50,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2012, the Company had net capital of $76,964, which was $26,964 in excess of its required net capital of $50,000.